
Mail Stop 7010

July 18, 2007

via U.S. mail and facsimile

Mr. Joel H. Rassman
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

> **RE: Toll Brothers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2006**
> **Filed January 5, 2007**
> **File No. 001-09186**

Dear Mr. Rassman:

We have reviewed your response letter dated June 8, 2007, to our letter dated May 9, 2007, and have the following comment.

Critical Accounting Policies, Inventory, page 21

1. We have read your responses to prior comments one, two and three from our letter dated May 9, 2007. We asked that you disclose the carrying value of communities for which the estimated future undiscounted cash flows were close to their carrying values. You indicated that you could not define "close" as it relates to a potential impairment and that even if you could define it, such disclosure could be misleading to the reader of the financial statements since the reader could not properly evaluate this information without access to all the information and assumptions on a community by community basis. We also asked that you provide the weighted average future sales pace and future sales price by geographic segment and to disclose and discuss changes from your historical weighted average sales price and sales pace. You indicated that providing a sensitivity analysis related to the weighted average future sales pace and price assumptions versus either historical or current sales paces or prices would not be meaningful and may even be misleading because all factors such as original land cost, improvement costs, overhead structure and not just sales pace and sales price must be considered when evaluating a community's carrying value. Finally, we asked that you disclose the discount rate you used in determining your 2006 write-down and how you determined the appropriateness of that rate. We also asked that you to disclose the impact that a 1% change in the

discount rate would have had on the amount of your write-down. You indicated that providing this information would not give the readers any meaningful additional information which could be used to assist them in evaluating your carrying values.

While we understand that the process of assessing your communities for impairments and your land deposits and predevelopment costs of land for write-offs is performed at the community level and that many factors must be considered when evaluating a community's carrying value, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

*   *   *   *

We have completed our review of your Form 10-K and have no further comments at this time.

If you have any questions regarding this comment, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief